FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December 2002

                        Commission File Number: 001-10306

                      The Royal Bank of Scotland Group plc

                               42 St Andrew Square
                                Edinburgh EH2 2YE
                                    Scotland

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F x             Form 40-F
                                 ---                     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No x
                           ---                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group
Shareholder and Analyst Conference

13 November 2002

The Royal Bank of Scotland Group plc ("RBS Group") announces that it is hosting a conference for shareholders and analysts in Boston, Massachusetts on 13 November 2002. The focus of the conference is Citizens Financial Group, the Group's US retail banking subsidiary.

The presentation will be available on the RBS Group website: www.rbs.co.uk

End

For further information:

Carolyn McAdam - Head of Group Communications - 0131 523 4572

Alan Waite - Head of Group Corporate Finance - 0207 427 9574

The Royal Bank of Scotland Group Announces Completion of NatWest IT Integration

13 November 2002

The Royal Bank of Scotland Group plc has today announced the successful completion of the integration of the NatWest customer base onto the RBS Group IT platform.

Commenting on the achievement, Group Chief Executive, Fred Goodwin said:

"The conversion took place in early October and we have now completed an entire monthly cycle of operations on the enlarged IT platform. Systems performance has been excellent, and the IT integration can now be declared complete, and a success."

"When we acquired NatWest in March 2000, many doubted whether we could migrate a customer base over three times the size of the Royal Bank of Scotland onto a single Group technology platform. Whilst the scale and complexity of the challenge was without obvious precedent, we had every confidence that our people would deliver - they have done so and completed the task well ahead of schedule."

End

For further information:

Carolyn McAdam - Head of Group Communications - 0131 523 4572

Alan Waite - Head of Group Corporate Finance - 0207 427 9574

The Royal Bank of Scotland Group plc

Pre-close Trading Up-date

9 December 2002

The Royal Bank of Scotland Group ("RBS") will be holding discussions with analysts ahead of its close period for the year ending 31 December 2002. This statement details the information that will be covered in those discussions.

RBS has continued to make good progress in 2002. Key features of its results for 2002, which will be released on 27 February 2003, are expected to include continued strong growth in income, a further improvement in efficiency, stable margins and provisions in line with guidance given at the half year stage. Overall, Group profit for the year is anticipated to be in line with expectations.

Income:
RBS has continued to achieve strong income growth. As reported in August, Wealth Management income continues to be impacted by lower stock market levels, however, all other divisions are expected to report strong growth in income for 2002.

Expenses:
Costs remain well under control. Income growth continues to exceed expense growth and this relative movement has led to a further improvement in the Group's cost:income ratio in 2002.

Credit Quality:
Overall credit quality remains strong, with no material change to the distribution by grade of our risk assets compared with the position disclosed in the interim results presentation in August.

Provisions:
The charge for provisions continues at a level in line with expectations and consistent with the first half of 2002 and the growth in the loan book.

Margins:
The Group net interest margin has been maintained at the same level as that reported for the first half.

Integration:
Successful completion of the NatWest IT integration was announced on 13 November 2002. The Group remains on track to deliver the increased transaction benefits by the promised dates in 2003. The successful conversion of the Mellon Regional Franchise onto the Citizens IT platform was announced on 5 September 2002. Citizens continues to deliver the promised transaction benefits more quickly than was originally envisaged.

Capital:
Capital ratios remain strong at levels within or in excess of our target ranges and well above regulatory minima.

Fred Goodwin, Group Chief Executive, commented:

"Strong income growth, stable margins, improving efficiency and good credit quality are expected to remain the key ingredients of our results.

All integration synergy targets are being met, and we have successfully completed the IT integrations of both NatWest and the acquired Mellon retail franchise.

We remain committed to our goal of building superior sustainable value for our shareholders, customers and staff. Whilst the economic outlook continues to be uncertain, we are confident that our bias towards less volatile activities in less volatile geographies will enable us to continue to achieve this goal.

In short, our overall progress remains entirely on track."


For further information please contact:
                                                            0131 556 8555
Fred Goodwin, Group Chief Executive
Fred Watt, Group Finance Director                           0131 556 8555
Alan Waite, Head of Group Corporate Finance                 0207 427 9574
Howard Moody, Group Director, Communications                0131 523 2056


This announcement contains forward looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters, such as RBS's future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. RBS assumes no responsibility to update any of the forward looking statements contained in this announcement.

REDEMPTION OF NON-CUMULATIVE US DOLLAR PREFERENCE SHARES

London/New York - December 30, 2001 - The Royal Bank of Scotland Group plc gives notice that it will redeem on January 30, 2003 all the non-cumulative US dollar preference shares Series B (NYSE: RBSPRB) and Series C (NYSE: RBSPRC) listed in American Depositary Receipt ("ADR") form.

The redemption details, are shown below:

US dollar
non-cumulative          Redemption amount per    Accrued dividends per
preference shares       share (US$)              share (US$)              Coupon

Series B                25.00                    0.21                     11.2%

Series C                25.00                    0.178125                  9.5%

The aggregate value of each non-cumulative preference share series, all of which are being redeemed on January 30, 2003, is as follows:

US dollar
non-cumulative             Aggregate value
preference shares          (US$)

Series B                   200,000,000

Series C                   400,000,000

     Total                 600,000,000

A notice of redemption is being sent to the holders of the ADRs representing Series B and Series C non-cumulative dollar preference shares by The Bank of New York, the ADS depositary and paying agent.

Depositary and Paying Agent

The Bank of New York
101 Barclay Street
Floor 21 East
New York, N.Y. 10286
212-815-8389

The following replaces the "Redemption - US Pref B & C" announcement released on 30 December 2002 at 10.54hrs under RNS 6308F. Additional contact details have been added. All other details remain unchanged.

REDEMPTION OF NON-CUMULATIVE US DOLLAR PREFERENCE SHARES

London/New York - December 30, 2001 - The Royal Bank of Scotland Group plc gives notice that it will redeem on January 30, 2003 all the non-cumulative US dollar preference shares Series B (NYSE: RBSPRB) and Series C (NYSE: RBSPRC) listed in American Depositary Receipt ("ADR") form.

The redemption details, are shown below:

US dollar
non-cumulative          Redemption amount per    Accrued dividends per
preference shares       share (US$)              share (US$)              Coupon

Series B                25.00                    0.21                     11.2%

Series C                25.00                    0.178125                  9.5%

The aggregate value of each non-cumulative preference share series, all of which are being redeemed on January 30, 2003, is as follows:

US dollar
non-cumulative             Aggregate value
preference shares          (US$)

Series B                   200,000,000

Series C                   400,000,000

     Total                 600,000,000

A notice of redemption is being sent to the holders of the ADRs representing Series B and Series C non-cumulative dollar preference shares by The Bank of New York, the ADS depositary and paying agent.

Depositary and Paying Agent

By Mail:                                        By Hand or Overnight Courier:

The Bank of New York                            The Bank of New York
Tender & Exchange-11 West                       Tender & Exchange-11 West
P.O. Box 11248                                  101 Barclay Street
Church Street Station                           Receive & Deliver Window
New York, New York 10286-1248                   New York, New York 10286

For Information Telephone: (800) 507-9357

The Royal Bank of Scotland Group plc;

For further information please contact:

Ron Huggett
Capital Raising Director
280 Bishopsgate
London
EC2M 4RB
Tel: 020 7375 4925

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  7 January 2003




                                            THE ROYAL BANK OF SCOTLAND GROUP plc
                                            (Registrant)


                                            By: /s/ H Campbell
                                                --------------------------------
                                                Name:  H Campbell
                                                Title: Head of Group Secretariat